UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MIRAMAR LABS, INC.

(Name of Subject Company)

DESERT ACQUISITION CORPORATION

(Name of Offeror)

A Wholly Owned Subsidiary of

SIENTRA, INC.

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

604656108

(CUSIP Number of Class of Securities)

Jeffrey Nugent

Chairman and Chief Executive Officer

Sientra, Inc.

420 South Fairview Avenue, Suite 200

Santa Barbara, California 93117

(805) 562-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins

Jamie Leigh

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, California 90401

(310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,528,089.47	$1,104.31

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding the sum of (a) the products of (i) 9,334,857 outstanding shares of common stock of Miramar Labs, Inc. (“Miramar”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $0.3149 per Share, (ii) zero Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $0.3149 per Share, (iii) zero Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $0.3149 per Share, to (b) $6,588,543 the maximum aggregate amount payable in respect of contingent value rights. The calculation of the filing fee is based on information as to the Shares, options and warrants provided by Miramar as of June 6, 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,104.31	Filing Party: Sientra, Inc. and Desert Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: June 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on June 26, 2017 (together with any amendments and supplements hereto, the “Schedule TO”) relating to the offer by Desert Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sientra, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Miramar Labs, Inc., a Delaware corporation (“Miramar”), at a price of $0.3149 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding), plus a contractual contingent value right (a “CVR”), which represents the right to receive a cash payment of $0.0147 per CVR, net to the holder in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing (as defined below) exceed $50,000,000, and another cash payment of $0.6911 per CVR, net to the holder in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000, in each case as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding), at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“At 8 a.m., Eastern time on July 25, 2017, the Offer expired as scheduled and was not extended. Purchaser was advised by Computershare Trust Company, N.A., the depositary for the Offer, that as of the Expiration Time, an aggregate of 8,580,547 Shares validly tendered and not validly withdrawn, representing approximately 91.9% of the total outstanding Shares. As a result, the Minimum Condition was satisfied and all conditions to the Offer having been satisfied, Purchaser accepted all of the Shares that were validly tendered and not validly withdrawn for payment pursuant to the terms of the Offer.

As a result of Purchaser’s acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the shareholders of Miramar pursuant to Section 253 of the DGCL.

Pursuant to the Merger Agreement, at the Effective Time, each Share then issued and outstanding (other than Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” of the Offer to Purchase) was converted into the right to receive the Offer Price, subject to any applicable withholding, except for Shares held by Miramar (or held in Miramar’s treasury), Parent, Purchaser, any of other wholly owned subsidiary of Parent, or any wholly owned subsidiary of Miramar, which Shares were cancelled and retired and cease to exist, and no consideration was delivered in exchange therefor.

Following the consummation of the Merger, the Shares will cease to be publicly traded, and will be deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2017

Desert Acquisition Corporation

By:	/s/ Charles Huiner
Name: Charles Huiner
Title: Chief Executive Officer

Sientra, Inc.

By:	/s/ Jeffrey Nugent
Name: Jeffrey Nugent
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of June 26, 2017*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on June 26, 2017*

(a)(5)(i)	Joint Press Release of Parent and Miramar, dated June 12, 2017 (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(b)(i)	Loan and Security Agreement by and between Parent and Silicon Valley Bank, dated March 13, 2017 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Parent on May 9, 2017)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of June 11, 2017, by and among Parent, Purchaser and Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(2)	Form of Tender and Support Agreement, dated as of June 11, 2017, by and among Parent, Purchaser and certain stockholders of Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(3)	Form of Contingent Value Rights Agreement by and among Parent and Rights Agent (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(4)	Omnibus Amendment to Subordinated Secured Convertible Promissory Notes, dated as of June 11, 2017, by and among Miramar Labs, Inc., Sientra, Inc. and certain other parties thereto (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017).

(d)(5)	Amendment No. 1 to Assignment and License Agreement and Assignment Agreement, dated as of June 11, 2017, by and between Miramar Labs, Inc., Sientra, Inc., The Foundry, LLC and certain other parties thereto (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017).

(d)(6)	Confidentiality Agreement, dated as of February 10, 2017, by and between Parent and Miramar.*

(d)(7)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 25, 2017, by and among Parent, Purchaser and Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 26, 2017)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed